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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF OCTOBER 2004

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

              NO. 1 INTELLIGENT OFFICE BUILDING, NO. 690 BIBO ROAD
              ZHANGJIANG MICRO-ELECTRONICS HARBOR, PUDONG NEW AREA
                             SHANGHAI, CHINA 201203
                    (Address of principal executive offices)

                              --------------------

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F [ X ]     Form 40-F [ ]

    (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                           Yes [  ]      No [ X ]

   (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________.)


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  SHANDA INTERACTIVE ENTERTAINMENT LIMITED


                                        By: /s/ Shujun Li
                                            -------------------------------
                                            Name: Shujun Li
                                            Title: Chief Financial Officer



Date: October 28, 2004


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                                  EXHIBIT INDEX

EXHIBIT NO.             DESCRIPTION
-----------             -----------
99.1                    Press release, dated October 8, 2004, regarding
                        acquisition of leading entertainment literature portal
                        Qidian.
99.2                    Press release, dated October 13, 2004, regarding
                        eBay-EachNet advertising and e-commerce
                        relationship.
99.3                    Press release, dated October 13, 2004, regarding
                        announcement of  offering of $150 million in
                        senior convertible notes.
99.4                    Press release, dated October 14, 2004, regarding
                        pricing of $200 million in senior convertible
                        notes.
99.5                    Press release, dated October 26, 2004, regarding
                        announcement of exercising of option to purchase
                        additional senior convertible notes.
99.6                    Recent Developments.
99.7                    Recent Acquisitions.
99.8                    Unaudited Financial Statements as of June 30, 2004.